[redacted]

09038749

1-A/A

24-10220

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vincennes, State of Indiana on March 19, 2009.

EquityPoint, LLC Fund 1 Series
(Issuer)

By

Matt Buckels, Managing Member,
EquityPoint, LLC Management Series
Manager

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Matt Buckels, Managing Member,
EquityPoint, LLC Fund I Series